

Mail Stop 4628

December 30, 2015

Via E-mail
Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2, place Jean Miller
La Dèfense 6
94200 Courbevoie
France

      Re: Total S.A.
              Form 20-F for the Fiscal Year Ended December 31, 2014
              Filed March 26, 2015
              File No. 1-10888

Dear Mr. de La Chevardière:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 2
TOTAL has activities in certain countries that are targeted by economic sanctions…, page 7

1. In your letter to us dated October 24, 2012, you discussed contacts with Syria and Sudan. You disclose information about contacts with Syria and with South Sudan in Block B. We are aware of news articles reporting that Sudan may retain some interest, including a veto, in Block B. As you have disclosed, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2012 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect

arrangements. You should describe any products, services or technology you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. Please provide us the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance